07021708

RECEIVED

2007 MAR 12 A 10:2-

March 1, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's Earnings Forecast for Fiscal 2006
(April 1, 2006 - March 31, 2007)"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

3/12

Kobe Steel's Earnings Forecast for Fiscal 2006
(April 1, 2006 - March 31, 2007)

March 1, 2007

Listed company name:	Kobe Steel, Ltd.
Stock Exchange Number:	5406
Stock exchanges where shares are listings:	Tokyo, Osaka and Nagoya, Japan
President & CEO:	Yasuo Inubushi
Website:	www.kobelco.co.jp

TOKYO, March 1, 2007 – Kobe Steel, Ltd. announced today its earnings forecast for fiscal 2006, ending March 31, 2007.

1. Consolidated *Forecast*

Japan's economy continues to gradually expand in fiscal 2006. With corporate earnings remaining at high levels, private-sector capital investment has been increasing. Workers' incomes have steadily been rising, and personal consumption continues to show underlying strength. In overseas markets, China and other Asian economies continue to expand.

Under these conditions, in Kobe Steel's Iron & Steel segment, domestic demand continues to be strong in the automotive, shipbuilding and other manufacturing industries, and overseas demand from Japanese transplants is also robust. In addition, domestic inventories have been steadily decreasing. However, higher steel production in China, rising inventories in the United States, and other factors are areas of concern regarding the future demand and supply of steel products. These trends necessitate the need for careful monitoring.

Trends in the steel market have not changed greatly from the previous forecast in October last year. Operating results in the Iron & Steel segment are expected to be in line with the previous forecast. In the Machinery segment, capital investments in the petrochemical and energy fields continue to be active throughout the world, particularly in the Middle East and China, contributing to strong orders and an anticipated increase in profit, in comparison to the previous forecast. In the Electronic Materials & Other Businesses segment, operating results are projected to decrease in comparison to the previous forecast, as demand for target material has gone down primarily due to inventory adjustments of LCD panels.

As a result, fiscal 2006 consolidated sales for the entire fiscal year are anticipated to reach 1.9 trillion yen, with ordinary income of 170 billion yen and net income of 100 billion yen, unchanged from the previous forecast.

Consolidated Forecast for Fiscal 2006 (in billions of yen)

	Current Forecast	Previous Forecast**	FY2005
Net sales	1,900.0	1,900.0	1,667.3
Ordinary income*	170.0	170.0	176.9
Net income	100.0	100.0	84.5

* Also known as pretax recurring profit
** Previous forecast: October 31, 2006

2. Non-consolidated Forecast

Non-consolidated sales for fiscal 2006 are anticipated to reach 1,150 billion yen, unchanged from the previous forecast on October 31, 2006. Ordinary income is forecast to be 110 billion yen, with net income to remain at 70 billion yen, both unchanged from the previous forecast.

Non-consolidated Forecast for Fiscal 2006 (in billions of yen)

	Current Forecast	Previous Forecast**	FY2005
Net sales	1.150.0	1,150.0	1,034.7
Ordinary income*	110.0	110.0	110.6
Net income	70.0	70.0	49.1

* Also known as pretax recurring profit
** Previous forecast: October 31, 2006

Dividend

Kobe Steel has decided to pay a dividend of 4 yen per share for the second half of the fiscal year. (Combined with the 3-yen interim dividend, the full-year dividend will be 7 yen per share.)

Supplementary Information

1. Sales and Operating Income by Segment (consolidated, in billions of yen)

Segment		FY2006			FY2005	Previous
		1st Half	2nd Half Est.	Full Year Est.	Full Year	Forecast
Iron & Steel	Sales	397.1	422.9	820.0	758.3	820.0
	Operating Income	45.4	50.6	96.0	130.9	96.0
Wholesale Power Supply	Sales	34.3	35.7	70.0	65.2	70.0
	Operating Income	9.3	9.7	19.0	19.5	19.0
Aluminum & Copper	Sales	192.4	207.6	400.0	304.9	400.0
	Operating Income	18.0	13.0	31.0	23.3	31.0
Machinery	Sales	119.4	160.6	280.0	259.2	280.0
	Operating Income	5.5	13.5	19.0	10.3	17.0
Construction Machinery	Sales	133.0	147.0	280.0	227.0	270.0
	Operating Income	6.9	7.1	14.0	8.8	14.0
Real Estate	Sales	18.9	26.1	45.0	47.2	45.0
	Operating Income	2.7	2.3	5.0	5.1	5.0
Electronic Materials & Other Businesses	Sales	30.5	29.5	60.0	61.1	65.0
	Operating Income	8.2	5.8	14.0	17.4	16.0
Eliminations	Sales	(27.0)	(28.0)	(55.0)	(55.8)	(50.0)
	Operating Income	2.4	1.6	4.0	4.7	4.0
Total	Sales	898.8	1,001.2	1,900.0	1,667.3	1,900.0
	Operating Income	98.8	103.2	202.0	220.3	202.0

Consolidated ordinary income	87.3	82.7	170.0	176.9	170.0

2. Steel Production & Sales

Crude Steel Production (non-consolidated, in millions of metric tons)

	FY2006			FY2005		
	1st Half	2nd Half Est.	Full Year Est.	1st Half	2nd Half	Full Year
Industry total *	58.05	59.41	117.46	56.80	55.92	112.72
Kobe Steel	3.80	4.02	7.82	3.83	3.73	7.56

* Total crude steel production by Japan's steel industry

Steel Sales Volume at Kobe Steel

	FY2006			FY2005		
	1st Half	2nd Half Est.	Full Year Est.	1st Half	2nd Half	Full Year
Sales volume *	3.24	3.38	6.62	3.34	3.16	6.50
Price (in yen per metric ton)	73,400	74,900	74,200	71,300	75,500	73,300
Export ratio (value base)	22.5%	Higher than first half		23.7%	21.1%	22.4%

* in millions of metric tons

3. Analysis of Factors Affecting Ordinary Income (consolidated, in billions of yen)

	FY2006 forecast	FY2005	Amount of decrease
Ordinary Income	170.0	176.9	(6.9)

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	21.5	Higher raw material prices	(19.0)
Cost reduction	10.0	Increase in fixed costs	(9.0)
Consolidated subsidiaries and equity-valued affiliates	6.5	Facility maintenance	(15.5)
		Change in method of depreciation	(7.5)
Other	16.1	Inventory valuation under the average method	(10.0)
Total	54.1	Total	(61.0)

4. Extraordinary Loss (consolidated, in billions of yen)

	FY2006		
	1st Half	2nd Half Est.	Full Year Est.
Impairment loss		(4.0)	(4.0)
Total	--	(4.0)	(4.0)

5. Cash Flow, Debt & Debt-to-Equity Ratio

(consolidated, in billions of yen)	FY2006			FY2005
	1st Half	2nd Half Est.	Full Year Est.	
Free cash flow	18.6	(3.6)	15.0	95.2

Note: Free cash flow does not include cash flow from project financing.

(consolidated, in billions of yen)	FY2006		At End of FY2005
	At end of 1st Half	At end of 2nd Half Est.	
Debt [1]	575.1	About 640.0	589.1
D/E ratio [2] (times)	1.1	1.3	1.2

1. Debt does not include debt from project financing.
2. D/E ratio: The ratio of debt divided by shareholders' equity

* Debt and the D/E ratio in the second-half forecast for fiscal 2006 include the total purchase price of treasury stock (50 billion yen at maximum). This share buyback program was approved at the Board of Directors' meeting held today, on March 1, 2007.

6. Others

Exchange Rate & Effect of 1 Yen Increase on Profits (non-consolidated)

	FY2006		FY2005
	1st Half	2nd Half Est.	
Exchange rate (1 U.S. dollar to yen)	115 yen	119 yen	113 yen
Effect of 1 yen increase on profits (billions of yen)	4	4	7

Capital Investment (consolidated, in billions of yen)

	FY2006			FY2005
	1st Half	2nd Half Est.	Full Year Est.	
Construction costs	58.0	94.0	152.0	92.3

The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.

Investor Relations:
Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973
E-mail www-admin@kobelco.co.jp

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Website www.kobelco.co.jp

March 1, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel Announces Share Buyback Program
(Purchase of shares pursuant to the provisions of Article 459.1 of
the Corporation Law and the Company's Articles of Incorporation)"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

Kobe Steel Announces Share Buyback Program

(Purchase of shares pursuant to the provisions of Article 459.1 of the Corporation Law and the Company's Articles of Incorporation)

March 1, 2007

Listed company name:	Kobe Steel, Ltd.
Stock Exchange Number:	5406
Stock exchanges where shares are listings:	Tokyo, Osaka and Nagoya, Japan
President & CEO:	Yasuo Inubushi
Website:	www.kobelco.co.jp

TOKYO, March 1, 2007 – Kobe Steel, Ltd. announced that its Board of Directors today approved the buyback of shares under Article 459.1 of the Corporation Law of Japan and the company's Articles of Incorporation.

1. Reason for Share Buyback

To implement a more flexible capital policy.

2. Details of the Program

(1) Class of shares to be purchased:	Common stock
(2) Number of shares to be purchased:	Up to 120 million shares (3.85% of total issued shares)
(3) Total purchase price:	Up to 50 billion yen
(4) Purchase period:	From March 2, 2007 to April 18, 2007

Note: Treasury shareholdings as of September 30, 2006

Total number of issued shares (excluding treasury shares):	3,112,373,707 shares
Total number of treasury shares:	2,687,393 shares

Investor Relations:

Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973
E-mail www-admin@kobelco.co.jp

Media Contact:

Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

END